      Exhibit (a)(6)

[FORM OF REMINDER OF APPROACHING EXPIRATION OF OFFERING PERIOD]

Sent By: Stock Administration Department

To: All Employees World-Wide

Subject: Last week to elect to participate in the Option Exchange Program

Message Content:

If you wish to participate in the Option Exchange Program, July 3, 2003 at 2:00 p.m. Pacific Daylight Time is the deadline for making an election (or withdrawing your previous election). If we do not receive your election prior to 2:00 p.m. Pacific Daylight Time on July 3, 2003, you will not be allowed to participate in the program.

Due to the short amount of time remaining, if you want to participate in the program, we strongly recommend that you use the Stock Administration website to submit your election. You can access the website at http://is-web.altera.com/stock/html/esop/exchange_program/main.htm. If you mail your election form to the Altera Legal Department this week, there is no guarantee that your form will be received by July 3. Remember, it is the date your form is received by the Legal Department at Altera San Jose that counts—not the postmark date.

Election and Withdrawal Forms received after 2:00 p.m. Pacific Daylight Time on July 3, 2003 will NOT be accepted—no exceptions!

If you do not want to participate in the program, you do not need to make an election. No response from you will mean that your current options remain in effect under their original terms and conditions.